UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

452521107

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		532,802**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

532,802**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

532,802**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 195,000 shares underlying call options currently exercisable as further described in Item 6 hereto.

2

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,550,774
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,550,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		532,802**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

532,802**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

532,802**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

OO

** Includes 195,000 shares underlying call options currently exercisable as further described in Item 6 hereto.

4

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,550,774
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,550,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,083,576**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,083,576**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,083,576**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IA

** Includes 195,000 shares underlying call options currently exercisable as further described in Item 6 hereto.

6

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,083,576**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,083,576**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,083,576**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

** Includes 195,000 shares underlying call options currently exercisable as further described in Item 6 hereto.

7

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

Steve L. Domenik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 452521107

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 337,802 Shares beneficially owned by Series One is approximately $2,295,865, including brokerage commissions. The aggregate purchase price of the call options currently exercisable onto 195,000 Shares beneficially owned by Series One, as further described in Item 6 below, is approximately $672,060, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,550,774 Shares beneficially owned by VSO II is approximately $10,588,357, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 5, 2018, the Reporting Persons sent a letter (the “Demand Letter”) to the Issuer demanding to inspect certain books and records of the Issuer to assess whether a majority of the Board, under the helm of Chairman Carl Schlachte, has breached its fiduciary duties to stockholders by failing to keep themselves reasonably informed.

In the Demand Letter, the Reporting Persons noted the Issuer’s prolonged underperformance under former CEO Victor Viegas’ stewardship. Yet, despite this underperformance, the Reporting Persons questioned why the Board would request Mr. Viegas’ resignation, without any succession planning. In the Reporting Persons view, such poor planning suggests a majority of the Board breached their fiduciary duties in failing to keep themselves reasonably informed of Mr. Viegas’ conduct over the years. The Reporting Persons also believe that the appointment of Mr. Schlachte as interim CEO is inadequate to protect stockholder value since Mr. Schlachte has served as Chairman of the Board since July 2012 and should be held equally accountable as Mr. Viegas for the Issuer’s dismal performance over the same period.

The Reporting Persons also expressed their concerns in the Demand Letter with the Board’s restructuring plan, which included a 41% reduction in workforce. While the Reporting Persons believe this is a step in the right direction, the Reporting Persons believe this should have happened much earlier and question whether a majority of the Board kept themselves reasonably informed regarding management’s budget proposals, business plans and overall strategy given the substantial size of the workforce reduction.

9

CUSIP NO. 452521107

The Reporting Persons also questioned in the Demand Letter whether a majority of the Board has undertaken a good faith effort to explore all means to maximize value for stockholders, including to fully consider and evaluate any proposal to acquire the Issuer that may have been received by the Board. In the Reporting Persons’ view, the Issuer operates in a highly strategic area of the technology industry with an attractive competitive position and a compelling product, its touch feedback technology, the value of which is not reflected in the Issuer's current market price. At the same time, the industry in which the Issuer operates is consolidating, which makes the Reporting Persons believe that there could be a number of credible buyers that would be interested in acquiring the Issuer at a price that could return significant value to stockholders. However, based on historic discussions with Chairman Schlachte and the overly generous compensation packages paid to Board members, the Reporting Persons are concerned that Chairman Schlachte and other members comprising the majority of the Board may not have the same alignment of interests as stockholders to fully consider any acquisition proposals that may be received by the Issuer. In particular, Chairman Schlachte has received in excess of one million dollars ($1,000,000) in total compensation over his tenure as Chairman, despite the Issuer’s poor performance. The Reporting Persons also note that none of the directors have purchased any material amount of stock and therefore have little of their own dollars at risk. In addition, the recent adoption of a “poison pill” in response to the Reporting Persons’ nomination of directors was, in the Reporting Persons’ view, yet another attempt by the incumbent directors to maintain their control of the Issuer and disenfranchise stockholders.

On January 11, 2018, the Issuer’s counsel sent a letter rejecting the Demand Letter.

The Reporting Persons sent the Demand Letter to protect stockholder value. In light of the significant decisions that need to be made at the Issuer, including the appointment of a new CEO, and the Reporting Persons’ concerns with the majority of the Board’s oversight and possible breaches of fiduciary duties, the Reporting Persons believe it is imperative that they obtain immediate Board representation to better align the Board’s interests with stockholders.

On December 29, 2017, the Reporting Persons had a discussion with Sharon Holt, the Issuer’s lead independent director, to express their concerns and request the immediate appointment of their nominees, Steve L. Domenik and Eric Singer, to the Board so that stockholders could weigh in on the important decisions facing the Issuer. On January 4, 2017, the Issuer communicated that the Board would not appoint Messrs. Domenik or Singer to the Board.

The Reporting Persons are alarmed that the Board would choose to pursue a costly proxy fight at the Annual Meeting rather than agree to appoint two stockholder representatives to the Board. The Reporting Persons intend to hold each director accountable if the Board continues to waste stockholder resources on an unnecessary contested election, by paying egregious compensation to directors, by adopting other stockholder unfriendly measures to further entrench themselves, and by failing to fully evaluate all opportunities to monetize value for all stockholders.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 29,251,243 Shares outstanding, which is the total number of Shares outstanding as of October 27, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2017.

10

CUSIP NO. 452521107

A.	Series One
(a)	As of the close of business on January 22, 2018, Series One beneficially owned 532,802 Shares, including 195,000 Shares underlying call options currently exercisable as further described in Item 6 hereto.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 532,802
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 532,802

(c)	The transactions in the Shares by Series One since the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on January 22, 2018, VSO II beneficially owned 1,550,774 Shares.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,550,774
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,550,774

(c)	VSO II has not entered into any transactions in the Shares since the filing of Amendment No. 5.
C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 532,802 Shares beneficially owned by Series One, including 195,000 Shares underlying call options currently exercisable as further described in Item 6 hereto.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 532,802
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 532,802

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 5.
11

CUSIP NO. 452521107

D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 1,550,774 Shares beneficially owned by VSO II.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,550,774
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,550,774

(c)	VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 5.
E.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 532,802 Shares beneficially owned by Series One, including 195,000 Shares underlying call options currently exercisable as further described in Item 6 hereto, and (ii) 1,550,774 owned by VSO II.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,083,576
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,083,576
(c)	VIEX Capital has not entered into any transactions since the filing of Amendment No. 5.
F.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 532,802 Shares beneficially owned by Series One, including 195,000 Shares underlying call options currently exercisable as further described in Item 6 hereto, and (ii) 1,550,774 owned by VSO II.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,083,576
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,083,576
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 5.
12

CUSIP NO. 452521107

G.	Stephen L. Domenik
(a)	As of the close of business on January 22, 2018, Mr. Domenik does not beneficially own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Domenik has not entered into any transactions in the Shares since the filing of Amendment No. 5.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Series One has sold short in the over the counter market American-style put options referencing an aggregate of 10,000 Shares, which have an exercise price of $7.50 and expire on January 19, 2018, and an aggregate of 60,000 Shares, which have an exercise price of $7.50 and expire on August 17, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Series One has purchased in the over the counter market call options referencing an aggregate of 100,000 Shares, which have an exercise price of $5.00 and expire on August 17, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

13

CUSIP NO. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer, individually and as attorney-in-fact for Stephen L. Domenik

14

CUSIP NO. 452521107

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Short Sale of January 2018 Put Option ($7.50 Strike Price)	(100)	0.9400	12/14/2017
Purchase of Common Stock	102,379	6.5042	12/15/2017
Short Sale of August 2018 Put Option ($7.50 Strike Price)	(600)	1.8373	12/29/2017
Purchase of Common Stock	35,763	7.0304	12/29/2017
Purchase of August 2018 Call Option ($5.00 Strike Price)	1,000	2.8481	12/29/2017